UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2021

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-254083) of IDEX Biometrics ASA (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation and Appointment of Executive Officers

IDEX Biometrics ASA (the “Company”) has announced that Derek P. D’Antilio, the Company’s Chief Financial Officer, tendered his resignation effective April 23, 2021, in order to pursue another employment opportunity. Mr. D’Antilio’s resignation was not the result of any dispute or disagreement with the Company or the Company’s board of directors on any matter relating to the operations, policies or practices of the Company. Mr. D’Antilio will remain with the Company in an advisory role to assist with an orderly transition.

The Company has initiated a search for Mr. D’Antilio’s successor, and expects to appoint a new Chief Financial Officer by May 1, 2021. The Company has appointed Erling Svela, its VP of Finance, as interim Chief Financial Officer, effective April 24, 2021.

Press Release

On March 31, 2021, the Company issued a press release regarding Mr. D’Antilio’s resignation. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated March 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: April 1, 2021	By:	/s/ Vincent Graziani
		Name	Vincent Graziani
		Title:	Chief Executive Officer